NEWS RELEASE

August 24, 2007	Release 13-2007

For immediate release

SIERRA ALMOLOYA JOINT VENTURE & OPTION AGREEMENT

VANCOUVER, BRITISH COLUMBIA – Western Copper Corporation (“Western Copper”) (TSX: WRN) has received notice from Queenston Mining Inc. that it will not be proceeding with its option on the Sierra Almoloya property.

As a result, 100% of the property interest will revert to Western Copper.

The Sierra Almoloya property is a 17,500 hectare under-explored land position in the Central Mexican Silver Belt (Chihuahua State, Mexico), in an area hosting several lead-zinc-silver carbonate replacement deposits (CRD’s).

Considerable exploration potential remains on the property. Since Mexico is no longer the focus of Western Copper’s exploration activity, it will be seeking another joint venture partner for this property.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

Contact

Chiara Orrigoni Investor Relations & Corporate Communications Phone: 604.684.9497 Email: info@westerncoppercorp.com	David Jensen Vice President, Corporate Development Phone: 604.684.9497 Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM